Golden Oval Eggs, LLC

1800 Park Avenue East

PO Box 615

Renville, Minnesota 56284

April 13, 2006

VIA EDGAR

Ms. Jill S. Davis

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 70-10

Washington, D.C. 20549

Re:          Golden Oval Eggs, LLC

Form 10-K for the fiscal year ended August 31, 2005

Filed November 29, 2005

File No. 0-51096

Dear Ms. Davis:

As requested, we are responding to your letter dated April 4, 2006. For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Form 10-K for the Fiscal Year Ended August 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 14

Liquidity and Capital Resources, page 18

1.             We note your disclosure that you are required to maintain a collateral account for your interest rate collar and that the “fair value of the interest rate collar agreement is recorded as a reduction in the value of the collateral account” in your consolidated balance sheets. Please confirm, if true, that you have met the conditions for right of setoff outlined in paragraph 5 of FIN 39 or otherwise advise. In addition, please tell us whether or not your collateral arrangement falls under the guidance of paragraph 15 of SFAS 140.

In accordance with paragraph 10 of FIN 39, without regard to the condition in paragraph 5(c) of FIN 39, fair value amounts recognized for interest rate swaps executed with the same counterparty under a single netting contractual arrangement may be offset. The Company’s choice to offset or not must be applied consistently, as it has been. A master netting arrangement exists if the reporting entity in its contractual arrangement with a single counterparty is subject to a contractual agreement that provides for the net settlement of its contracts through a single payment in a single currency in the event of default on or termination of the contract. This is the case on this contractual arrangement with Bear Stearns and the Company. Offsetting the fair values recognized for interest rate swap contracts outstanding with a single counterparty results in the net fair value of the position between the two counterparties being reported as an asset or a liability in the consolidated balance sheets. Accordingly, we believe that this amount has been appropriately recorded. In addition, our collateral arrangement does not fall under the guidance in paragraph 15 of SFAS 140 as the secured party does not have the right to sell or repledge the collateral.

Financial Statements

Consolidated Balance Sheets, pages 24 and 25

2.             With respect to your line item under Patrons’ and Members’ equity entitled Non-controlling interest in consolidated entities, we note your disclosure on page 43 that these balances represent “‘the non-controlling members’ proportionate share of the equity of AEI, LLC, the minority stockholders’ proportionate share of the equity of United Mills, and the patrons’ equity of Midwest Investors of Iowa, Inc.”  Please tell us why you do not believe these amounts should be reflected separately as minority interests on the consolidated balance sheets in accordance with Rule 5-02(27) of Regulation S-X and similarly for the consolidated statements of operations in accordance with Rule 5-03(12) of Regulation S-X.

FASB Concepts Statement 6 states that minority interests in net assets of consolidated entities do not meet the definition of a liability and that they represent residual interests in components of the consolidated entity, thus we have reflected these non-controlling interests as a separate caption in equity. Also note that this presentation is consistent with that proposed in the FASB exposure draft replacement of ARB 51.

Consolidated Statements of Cash Flows, pages 28

3.             We note your presentation reflecting the net effect from adoption of FIN 46(R) and the line item Cumulative cash effect of adoption of FIN-46R totaling $856 in 2004. We further note your reconciliation of this amount in Note 2 on page 35. Please explain in more detail i) why you reflect the cash flow activities net of the effects of adoption of FIN 46(R) and ii) what the $856 amount represents. In addition, please provide reference to the specific guidance within FIN 46(R) to support your presentation.

In accordance with paragraph 40 of FIN 46R, we elected to apply the Interpretation by not restating the 2003 financial statements. The $856,000 represents the cash balances of the entities consolidated as a result of the adoption of FIN 46R as of the beginning of fiscal 2004, thus the initial cash impact, or effect, of adoption. Each of the items in Note 2 indicate the impact on each consolidated balance sheet line item of the adoption of FIN 46R as of the beginning of fiscal 2004. These amounts represent non-cash changes to the balance sheet that were excluded from the cash flow statement in order for the cash flow statement to reflect true cash activity during 2004 as a result of the Company’s consolidated activities. The phrase “net of effects of adoption of FIN 46R” indicates to the reader that this cumulative beginning non-cash activity has been excluded. We prepared this presentation to be in compliance with paragraph 32 of SFAS 95, which states that only the cash portion of transactions shall be reported in the statement of cash flows. The cash portion represents the beginning of the period amount from the adoption of FIN 46R and is merely the cumulative effect of a change in accounting principle. In an analogy to the treatment of an income statement item as in APB 20, the item was to appear as a single item between the extraordinary items and net income. After the extraordinary items on a statement of cash flow would represent the three categories of cash flows:  operating, investing and financing. The net income would equate to the change in cash and cash equivalents. We would agree that there is no authoritative literature currently on point, however, upon choosing not to restate prior periods, this was, in our opinion, the most representative presentation as this item did not represent an actual cash flow event.

Note 8, Owners’ Equity page 42

4.             Please tell us how your disclosure surrounding Per unit retains is reflected in your consolidated balance sheets. In addition, please clarify which of the items in (a) through (f) represent your prior capital structure and which items represent your current capital structure.

There were no per unit retains outstanding as of August 31, 2004, and thus, there is no balance to be reflected in the consolidated balance sheet. Item (a) of Note 8 represents our current capital structure. Items (b) through (e) of Note 8 represent our prior capital structure. Item (f) of Note 8 applies to both our current and prior capital structures.

5.             We note your statement, with reference to the unallocated capital reserve under item (d), that “allocations may be made in cash, stock or in the form of written notices of allocations in proportions determined by its Board of Directors.”  Please confirm, if true, that the balance in this 2004 line item represents amounts that have been approved by the Board but have not been allocated to patrons as of the balance sheet date or otherwise advise.

Your understanding is correct. The balance as of August 31, 2004 in the unallocated capital reserve represents amounts that have been approved by the Board but have not been allocated to patrons as of the balance sheet date.

In response to your request, by this letter the Company hereby acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (320) 329-8182 extension 309 or by facsimile at (320) 329-8136 if you have any questions or need additional information.

Very Truly Yours,

GOLDEN OVAL EGGS, LLC

/s/ Doug Leifermann

Doug Leifermann, Chief Financial Officer